Exhibit 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the unaudited consolidated Financial Statements for six months ended June 30, 2010 of Pengrowth Energy Trust and is based on information available to August 4, 2010.

FREQUENTLY RECURRING TERMS

For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, and “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis.

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “bcf” refers to billion cubic feet, “gj” refers to gigajoule, “mmbtu” refers to million British thermal units and “mwh” refers to megawatt hour. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2010 production, the proportion of 2010 production of each product type, production additions from Pengrowth’s 2010 development program, royalty expenses, 2010 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, the closing of the Monterey Exploration Ltd. (Monterey) acquisition and the anticipated terms thereof, the portion of our future distributions anticipated to be taxable, the potential impact of the SIFT tax (as defined herein) on Pengrowth and our unitholders, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax, our currently anticipated conversion to a dividend paying entity which will be taxable as a corporation for Canadian federal income tax purposes and the timing thereof, and proceeds from the disposal of properties and our strategy that capital spending plus distribution will not exceed cash flow from operating activities. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities and our proposed conversion to a dividend paying corporation. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty

SECOND QUARTER RESULTS

PENGROWTH

risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The amounts recorded for depletion and depreciation of property, plant and equipment, amortization of injectants, unit based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. The provision for asset retirement obligations is based on estimates affected by assumptions around timing and cost estimates for the related work activity. These estimates can change significantly from period to period. As required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of the annual reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash, as compared to debt or equity, can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit, long term debt and convertible debentures as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Unitholder’s equity.

NON-GAAP OPERATIONAL MEASURES

The reserves and production in this MD&A refer to Company Interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in Pengrowth’s AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion primarily and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

SECOND QUARTER RESULTS

PENGROWTH

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

VISION AND STRATEGY

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, high value, low risk, and repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas.

Pengrowth’s vision is to be a leading value creator of unconventional resource plays in the WCSB. The company’s value creation strategy consists of three core principles of acquiring and developing operated unconventional resource plays in the WCSB, enhancing financial strength and flexibility and becoming the best operator in our sector.

Our value creation strategy moves Pengrowth away from the financial trust model where the focus had been on maximizing distributions, to an operated oil and gas company focused on re-investing a significant amount of cash flow through the drill bit.

It is management’s intention to convert to a dividend paying corporation on or before January 1, 2011.

Pengrowth’s recent announcement on July 12, 2010, to acquire all of the issued and outstanding common shares of Monterey Exploration Ltd. (“Monterey”) supports the company’s vision and value creation strategy to become a leading unconventional resource player in the WCSB. This provides Pengrowth with a new core asset in the Groundbirch area of British Columbia in the Montney formation, one of the most economic unconventional gas plays in North America. The Monterey securityholder vote is scheduled for mid-September 2010.

SECOND QUARTER OVERVIEW

This MD&A contains the results of Pengrowth Energy Trust and its subsidiaries.

FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Production (boe/d)	75,517	75,627	82,171	75,572	81,233
Net capital expenditures ($000’s)	51,655	63,636	44,129	115,291	117,189
Cash flow from operating activities ($000’s)	161,550	146,736	144,116	308,286	238,502
Netback ($/boe)	27.16	27.58	26.28	27.37	25.10
Net (loss) income ($000’s)	(6,128)	108,816	10,272	102,688	(43,960)
Included in net income:
Realized gain (loss) on commodity risk management ($000’s) (1)	23,252	7,022	47,158	30,274	99,886
Unrealized gain (loss) on commodity risk management ($000’s) (1)	(2,906)	63,282	(115,400)	60,376	(128,016)
Unrealized foreign exchange (loss) gain ($000’s) (1)	(42,160)	31,757	89,362	(10,403)	50,574
Future tax reduction ($000’s)	7,602	955	39,593	8,557	60,084

(1)	Pre-tax amount

2010 Guidance

The following table provides a summary of revised 2010 Guidance and a comparison against year to date actual results for 2010.

	2010 Actual			Full Year 2010 Guidance	% Variance
	Q2	Q1	YTD
Production (boe/d)	75,517	75,627	75,572	74,000 -76,000	–
Royalty Expense (% of Sales) (1)	18.7	22.2	20.5	21.0	(2)
Operating Expense ($/boe)	$12.55	$13.50	$13.02	$14.05	(7)
G&A Expense (cash & non-cash) ($/boe)	$2.13	$2.09	$2.11	$2.23	(5)
Abandonment & Reclamation ($millions)	$3.7	$4.7	$8.4	$20.0	(58)
Net capital expenditures ($ millions)	$51.7	$63.6	$115.3	$350.0	–

(1)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

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PENGROWTH

As a result of the pending Monterey acquisition, management has revised some of its 2010 Guidance. The capital expenditure guidance has been increased by $65 million to $350 million. The majority of the increase will be directed to drilling and related facility construction on the Monterey Groundbirch lands, with production not expected until late December 2010. Production is expected to remain within prior guidance, however it should be at the upper end of the range, benefitting from approximately four months of production from the Monterey assets. Also, unrelated to the pending Monterey transaction, forecasted operating expense per boe has been revised downward from $14.40 to $14.05 per boe.

Cash flow from operations

The following table provides a reconciliation of the change in cash flow from operations from period end 2009 to period end 2010.

($ thousands)	Q2	% Change	YTD	% Change
2009 Cash flow from Operating Activities	144,116		238,502
Volume variance	(20,725)	(14)	(36,094)	(15)
Price variance	45,222	31	141,748	59
Processing income variance	(2,021)	(1)	(236)	–
Lower gains on risk management contracts	(23,906)	(17)	(69,612)	(29)
Royalties	(11,601)	(8)	(49,613)	(21)
Expenses:
Transportation	(1,650)	(1)	(2,319)	(1)
Operating	2,835	2	19,027	8
Cash G&A and management fee	1,853	1	7,467	3
Interest and financing expense	4,973	3	8,812	4
Realized foreign exchange loss	(1,330)	(1)	(2,093)	(1)
Drilling Credits	16,727	12	16,727	7
Other	2,390	2	(488)	–
Non-cash and other items	4,667	3	36,458	15
2010 Cash flow from Operating Activities	161,550	12	308,286	29

Cash flow from operating activities increased 12 percent from the second quarter of 2009 to the second quarter of 2010. The increase was mainly attributable to higher commodity prices and gains from third party drilling credits. The increase in cash flow was partly offset by lower production volumes and lower realized commodity risk management gains.

Cash flow from operating activities increased 29 percent on a year over year basis. Higher commodity prices in the first six months of 2010 compared to the first six months of 2009 largely contributed to higher cash flows in 2010. The increase in cash flow from higher commodity prices were partly offset by lower production volumes, higher royalty expenses and lower realized risk management gains.

Net Income or Loss

For the second quarter of 2010 a net loss of $6.1 million was recorded, a 160 percent decrease from net income of $10.3 million in the same period last year. The decrease is largely attributable to certain non-cash items including:

•

An unrealized foreign exchange loss of $42.2 million ($36.8 million, net of tax) in the second quarter of 2010 compared to an unrealized foreign exchange gain of $89.4 million ($77.9 million, net of tax) in the second quarter of 2009.

•

Partly offsetting the decrease was a lower unrealized commodity risk management loss in the second quarter of 2010 of $2.9 million ($2.1 million, net of tax) compared to an unrealized commodity risk management loss of $115.4 million ($82.5 million, net of tax) in the second quarter 2009.

•	Future income tax reductions were lower in the second quarter 2010 compared to the second quarter 2009 primarily from changes in non-cash items affecting net income.

On a year to date basis net income was $102.7 million, an increase of $146.6 million or 334 percent from the same period last year. Contributing to the increase was a 29 percent increase in cash flow from operations and changes to certain non-cash items such as:

•

An unrealized commodity risk management gain of $60.4 million ($43.4 million, net of tax) during the first six months of 2010 compared to an unrealized commodity risk management loss of $128.0 million ($91.5 million, net of tax) in the prior year.

•

Partly offsetting the increase was the impact of the change in the U.S. to Canadian dollar exchange rate which primarily caused an unrealized foreign exchange loss of $10.4 million in the first half of 2010 ($9.0 million, net of tax) compared to an unrealized gain of $50.6 million ($50.6 million, net of tax) in the same period last year.

•

Future income tax reductions were lower in the first half of 2010 compared to the same period last year by $51.5 million as a result of lower unitholder distributions and the impact of the change in non-cash items affecting net income.

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PENGROWTH

RESULTS OF OPERATIONS

CAPITAL EXPENDITURES

During the first six months of 2010, development capital expenditures, after deducting Alberta Drilling Royalty Credits (drilling credits), totaled $113.7 million ($127.8 million before drilling credits), with approximately 90 percent spent on drilling, completions and facilities. Included in the development capital expenditures are land acquisition costs of $4.3 million and drilling credits of $14.1 million.

The 2010 capital program is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. Capital amounts may fluctuate and may be reallocated between natural gas and oil opportunities in response to fluctuations in commodity prices. In conjunction with the pending acquisition of Monterey, management has increased the 2010 capital program to $350 million before drilling credits. Approximately $65 million will be directed to development activity on the Groundbirch lands acquired through Monterey. Management believes that the revised capital guidance is an appropriate level of capital spending to replace a portion of production while enabling the company to create value through retaining a portion of cash flows to maintain financial flexibility. Pengrowth will continue to monitor and adjust its capital spending ensuring that it optimizes value while continuing to live within its cash flow.

	Three months ended			Six months ended
($ millions)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Drilling, completions and facilities	42.7	59.0	28.8	101.7	82.5
Drilling Royalty Credits	(4.1)	(10.0)	–	(14.1)	–
Net drilling, completions and facilities	38.6	49.0	28.8	87.6	82.5
Seismic acquisitions (1)	0.4	0.4	0.2	0.8	4.2
Maintenance capital	8.6	12.4	13.9	21.0	26.5
Land purchases	3.2	1.1	0.6	4.3	2.2
Development capital	50.8	62.9	43.5	113.7	115.4
Other capital	0.9	0.7	0.7	1.6	1.8
Total net capital expenditures	51.7	63.6	44.2	115.3	117.2
Business acquisitions	–	–	–	–	–
Property acquisitions	1.8	0.9	1.8	2.7	10.5
Proceeds on property dispositions	(6.9)	(41.1)	–	(48.0)	(8.1)
Net capital expenditures and acquisitions	46.6	23.4	46.0	70.0	119.6

(1)	Seismic acquisitions are net of seismic sales revenue.

DEVELOPMENT CAPITAL ACTIVITIES

(All volumes and amounts stated below are net to Pengrowth unless otherwise stated.)

Development activity during the first half of 2010 was focused on existing opportunities operated by Pengrowth. Pengrowth’s capital spending breakdown by resource play to June 30, 2010 is as follows:

($ millions)	Drilling, Completions, Facilities	Drilling Credits	Maintenance	Land & Seismic Acquisitions	Total
Unconventional Resource Plays
Swan Hills	44.0	(4.1)	9.1	2.0	51.0
Viking & Cardium	5.5	–	–	1.8	7.3
Heavy Oil & SAGD	8.0	(1.0)	1.6	–	8.6
Horn River	10.6	–	–	0.1	10.7
Shallow Gas & Coalbed Methane	12.8	(6.5)	2.8	0.8	9.9
Enhanced Oil Recovery	6.3	–	0.5	–	6.8
Conventional Resource Plays	14.4	(2.5)	6.7	0.4	19.0
Offshore	0.1	–	0.3	–	0.4
Development Capital	101.7	(14.1)	21.0	5.1	113.7

SECOND QUARTER RESULTS

PENGROWTH

UNCONVENTIONAL RESOURCE PLAYS

Swan Hills Trend

Since acquiring the Judy Creek asset in 1998, Pengrowth has grown its working interest along the Swan Hills Reef trend. Activity continued at Carson Creek where Pengrowth operates the North Oil Unit and south of this the Beaverhill Lake Gas Unit. At Carson Creek North a horizontal re-entry well was drilled and the completion system was recently inserted successfully. Multi-stage acid fracturing of this well is planned early in the third quarter with production expected to begin soon after. The total cost is estimated at $2.5 million including completion.

Pengrowth’s most successful operated resource play to date has been developing at the Carson Creek Beaverhill Lake Gas Unit. Current production is approximately 3800 boe per day. Drilling has commenced on the first of three pad sites following up on nine successful wells drilled in 2008 and 2009. A total of six producing wells will be completed in the third quarter for a projected total cost of $22 million. Previous successful wells in this field have yielded liquids rich natural gas.

At Judy Creek, three producing wells (two horizontal) and one horizontal miscible flood injector well were drilled and completed for a total cost of approximately $15 million in the second quarter of 2010. The two horizontal producing wells were completed using multi-stage acid fracturing with promising initial results in excess of 350 bbls per day of oil production. The injection well was completed and is awaiting Energy Resources Conservation Board (ERCB) approval before injection can commence. Miscible injection is expected to start early in the fourth quarter with incremental production from the producing wells expected to begin later in the fourth quarter.

At House Mountain, one Beaverhill Lake Platform horizontal well was drilled in the second quarter and a second horizontal well is currently being drilled from the same pad site. The total estimated cost for both wells is approximately $8.7 million (drilling and completion). These wells are expected to be completed and begin production in the third quarter. Two wells drilled on Deer Mountain non-unit lands in the first quarter were completed early in the second quarter and have added approximately 195 bbl per day of light oil production to the end of the second quarter.

At the Deer Mountain Unit, Pengrowth plans to drill two horizontal wells in the fourth quarter offsetting successful competitor wells that have initial production rates of 600 bbls per day of oil.

Viking & Cardium Formations in Central Alberta

During the second quarter, Pengrowth began a horizontal Cardium drilling program in the Harmattan area. Drilling capital was $2.8 million for one operated and one non-operated well. Both wells are expected to be completed early in the third quarter of 2010 targeting light oil and associated solution gas.

Heavy Oil and SAGD

At East Bodo, the tie-ins from the first quarter 2010 well infill program were completed early in the second quarter. The program included seven producing wells and three injector wells that were drilled to test the impact of a reduced spacing, 20 acre, line drive pattern. Pengrowth has initiated water injection into the pattern and anticipate converting to a polymer flood by the end of 2010. Incremental production is expected in early 2011.

Horn River

Seven locations were surveyed in the Horn River area in preparation for a five well vertical delineation program for the 2010-2011 drilling season. Completion of a first quarter 2010 vertical well is scheduled to commence in the third quarter. The Horn River program is intended to improve understanding of the resource potential on Pengrowth lands.

Shallow Gas and Coalbed Methane (CBM)

Shallow gas has been a significant part of Pengrowth’s portfolio for some time and Coal Bed Methane (“CBM”) production has been an important addition to the strategic focus. Shallow gas is an attractive resource as it is generally low-risk, low decline with relatively low capital requirements. CBM has similar risk and capital characteristics to conventional shallow gas and provides Pengrowth with a new, unconventional source of gas as conventional shallow gas production in the Western Canadian Sedimentary Basin declines. Principle shallow gas and CBM properties include Three Hills/Twining, Monogram, Tilley, Jenner and Lethbridge.

Six CBM wells were being completed at the end of the second quarter. The program is intended to confirm the viability of downspacing potential in the Elnora area.

CONVENTIONAL RESOURCE DEVELOPMENT

In the Harmattan area, Pengrowth tied in two Elkton gas wells with stabilized rates of 1.4 mmcf per day and 2.9 mmcf per day at the end of the second quarter.

One Gething well was cased and is being completed at the end of the second quarter in the McLeod area of Alberta for approximately $1.9 million.

SECOND QUARTER RESULTS

PENGROWTH

DRILLING ACTIVITY

During the second quarter 2010, Pengrowth participated in the drilling of 15 gross or eight net wells. Lower capital spending and activity was the result of an unusually wet spring, making access to wellsites difficult. Of these 15 wells, six are CO2 injection wells at Weyburn while the remaining nine were cased for production.

The table below summarizes drilling activity for the first six months of 2010.

	Q2 2010		Q1 2010		YTD 2010
	Gross	Net	Gross	Net	Gross	Net
Unconventional Resource Plays
Swan Hills	6	5.1	9	2.8	15	7.9
Viking & Cardium	1	0.6	–	–	1	0.6
Heavy Oil & SAGD	–	–	12	12.0	12	12.0
Horn River	–	–	2	2.0	2	2.0
Shallow Gas & CBM	–	–	58	52.8	58	52.8
Enhanced Oil Recovery	6	0.6	5	0.5	11	1.1
Conventional Resource Play	2	2.0	27	8.1	29	10.1
Offshore	–	–	–	–	–	–
Total wells drilled (1)	15	8.3	113	78.2	128	86.5

(1)	Based on wells rig released in the quarter.

ACQUISITIONS & DISPOSITIONS

On July 12, 2010, Pengrowth agreed to acquire all of the issued and outstanding common shares of Monterey, not currently owned by Pengrowth, by exchanging 0.8298 Pengrowth trust units or exchangeable shares for each Monterey share outstanding. At the date of announcement, the transaction is valued at approximately $366 million for the portion of Monterey being acquired. Pengrowth anticipates issuing approximately 34 million trust units or exchangeable shares for this transaction. The transaction is expected to close in mid-September 2010 subject to Monterey securityholder and regulatory approvals.

Completed in the second quarter of 2010 was the disposition of interests in the Twining area with an estimated fair value of $5.7 million. Drilling credits of approximately $17.0 million were received as proceeds which resulted in the recognition of $11.3 million of other income.

During the first quarter of 2010, Pengrowth completed the disposition of various gross overriding royalty interests. Proceeds of the disposition were approximately $38.4 million net of adjustments. Proceeds from this disposition were used for debt repayment.

PRODUCTION

Average daily production remained relatively unchanged comparing the second quarter of 2010 to the first quarter of 2010. Volumes added from the first quarter capital development program at Carson Creek and Deer Mountain assisted in partially offsetting reduced production volumes as a result of planned and unplanned operational downtime and production decline. Lower volumes in the second quarter and first half of 2010 compared to the same periods of 2009 are mainly attributable to the dispositions in late 2009, higher miscible injection volumes at Judy Creek, and slightly higher production declines due to reduced capital investments in 2009.

Pengrowth’s 2010 production continues to be forecasted to average between 74,000 and 76,000 boe per day and remains balanced at approximately 50 percent natural gas and 50 percent crude oil and liquids. This estimate includes the impact from the pending acquisition of Monterey, but excludes production from any other potential future acquisitions and dispositions.

DAILY PRODUCTION

	Three months ended						Six months ended
	June 30, 2010	% of total	Mar 31, 2010	% of total	June 30, 2009	% of total	June 30, 2010	% of total	June 30, 2009	% of total
Light crude oil (bbls)	21,858	29	22,400	30	23,078	28	22,127	29	23,250	29
Heavy oil (bbls)	6,791	9	7,113	9	7,822	10	6,951	9	7,748	10
Natural gas (mcf)	220,856	49	220,640	49	247,604	50	220,748	49	241,949	50
Natural gas liquids (bbls)	10,058	13	9,341	12	10,004	12	9,702	13	9,910	11
Total boe per day	75,517		75,627		82,171		75,572		81,233

Average daily production volumes of light crude oil decreased approximately two percent in the second quarter of 2010 compared to the first quarter of 2010. Production volumes decreased approximately five percent comparing the second quarter and first half of

SECOND QUARTER RESULTS

PENGROWTH

2010 to the same periods of 2009. The decrease is mainly a result of production declines and property dispositions which were partially offset by the 2009 acquisition of additional working interest in House Mountain Unit #1 and additional wells on stream at Deer Mountain.

Heavy oil production decreases of four percent in the second quarter of 2010 compared to the first quarter of 2010 were mainly attributable to weather related power outages. The 13 percent decrease comparing the second quarter of 2010 to the second quarter 2009 and the ten percent decrease year-over-year is attributable to the previously mentioned power outages, increased downtime resulting from subsurface maintenance work at Tangleflags and production declines due to reduced capital investment during 2009.

Natural gas production increased slightly in the second quarter compared to the first quarter of 2010 mainly as a result of lower miscible flood demand at Judy Creek resulting in higher sales volumes and additional production at Carson Creek and Harmattan from new development wells. Production volumes were lower by approximately 11 percent comparing the second quarter of 2010 with the same quarter in 2009. The decrease is attributable to the non-core asset disposition in late 2009, scheduled and unscheduled non-operated, third party maintenance shutdowns and natural declines, partially offset by additional production from capital investment at Carson Creek during 2009 and through the first quarter of 2010. Production volumes decreased approximately nine percent comparing the first half of 2010 to the same period of 2009. These decreases are a result of the previously mentioned property divestitures, production declines due to reduced capital investment in 2009 and the absence of a favourable prior period volume adjustment of approximately 1,000 boe per day recorded in the second quarter 2009. Partially offsetting the decreases are additional production volumes from development activity in Carson Creek and Harmattan.

NGL production increased approximately eight percent in the second quarter of 2010 compared to the first quarter of 2010, mainly as a result of timing of SOEP condensate lifts; there was one full lift and one partial lift in the second quarter versus no lifts in the first quarter of 2010. NGL volumes decreased two percent for the first six months of 2010 compared to the same period of 2009 due to lower sales volumes at Judy Creek resulting from lower third party miscible flood injection demand and production declines partially offset by increased NGL production from Carson Creek.

COMMODITY PRICE

Commodity Markets

During the second quarter of 2010, the volatility in equity markets coupled with uncertainty over the pace of global economic recovery impacted crude prices during the quarter. Concerns that demand for crude oil would be impacted by a slower global recovery contributed to driving down crude prices from the highs attained at the end of the first quarter, however, prices subsequently recovered late in the quarter with the commencement of the hurricane season in the Gulf coast. Overall only a moderate change in WTI was seen quarter over quarter with prices averaging $78.05 per bbl in the second quarter, a slight decrease of approximately one percent from the first quarter’s average of US$78.88 per bbl.

Natural gas markets continued to be hampered by an oversupply of natural gas contributing to sustained weakness in natural gas prices. NYMEX gas prices averaged $4.35 per mmbtu in the second quarter as compared to $4.99 per mmbtu in the first quarter. AECO spot natural gas prices continued to lag to the performance of NYMEX gas and averaged $3.70 per mmbtu during the quarter compared to $4.67 per mmbtu last quarter.

The Canadian dollar continued to strengthen against the U.S. dollar during the quarter, averaging $0.97 per U.S. dollar, a modest increase of one percent from the first quarter. The 25 basis point interest rate hike by the Bank of Canada in the quarter, followed by a subsequent 25 basis point hike in July helped support the strength of the Canadian dollar. The Canadian to U.S. dollar foreign exchange rate at period end decreased relative to the previous quarter end exchange rate resulting in an unrealized foreign exchange loss on the translation of the U.S. dollar term debt in the second quarter.

SECOND QUARTER RESULTS

PENGROWTH

Average Realized Prices

	Three months ended			Six months ended
(Cdn$)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Light crude oil (per bbl)	72.62	77.28	64.50	74.97	56.25
after realized commodity risk management	73.84	77.35	73.26	75.61	69.68
Heavy oil (per bbl)	56.49	65.91	55.47	61.29	45.05
Natural gas (per mcf)	3.83	5.27	3.51	4.55	4.38
after realized commodity risk management	4.86	5.62	4.78	5.24	5.37
Natural gas liquids (per bbl)	60.70	56.57	36.68	58.72	36.16
Total per boe	45.37	51.46	38.44	48.40	37.87
after realized commodity risk management	48.75	52.49	44.74	50.61	44.66
Other production income	0.28	0.13	0.15	0.20	0.14
Total oil and gas sales per boe	49.03	52.62	44.89	50.81	44.80
Benchmark prices
WTI oil (U.S.$ per bbl)	78.05	78.88	59.79	78.46	51.68
AECO spot gas (Cdn$ per mmbtu)	3.70	4.67	3.30	4.18	3.97
NYMEX gas (U.S.$ per mmbtu)	4.35	4.99	3.81	4.13	4.13
Currency (U.S.$/Cdn$)	0.97	0.96	0.86	0.97	0.83

Commodity Risk Management Gains (Losses)

	Three months ended			Six months ended
	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Realized
Light crude oil ($ millions)	2.5	0.1	18.4	2.6	56.5
Light crude oil ($ per bbl)	1.22	0.07	8.76	0.64	13.43
Natural gas ($ millions)	20.8	6.9	28.7	27.7	43.4
Natural gas ($ per mcf)	1.03	0.35	1.27	0.69	0.99
Combined ($ millions)	23.3	7.0	47.1	30.3	99.9
Combined ($ per boe)	3.38	1.03	6.30	2.21	6.79
Unrealized
Total unrealized risk management assets at period end ($ millions)	51.3	54.3	36.7	51.3	36.7
Less: Unrealized risk management assets (liabilities)at beginning of period ($ millions)	54.3	(9.0)	152.1	(9.0)	164.7
Unrealized (loss) gain on risk management contracts	(3.0)	63.3	(115.4)	60.4	(128.0)

Pengrowth’s average realized price was $48.75 per boe in the second quarter 2010, a seven percent decrease from the first quarter 2010 and a nine percent increase over the second quarter of 2009. Lower benchmark natural gas prices contributed to the lower average price in the second quarter of 2010 relative to the first quarter. Conversely, higher benchmark crude oil prices contributed to the higher average realized price in the second quarter of 2010 compared to the second quarter of 2009. Despite liquid commodity prices remaining strong through the second quarter 2010, natural gas prices remained lower than the average price achieved through our commodity risk management activities, resulting in a realized commodity risk management gain of $23.3 million compared to gains of $7.0 million and $47.1 million in the first quarter of 2010 and second quarter of 2009, respectively.

On a year over year basis, average realized prices increased approximately 13 percent from the same period last year. Higher crude oil prices were the main reason for the increase in the average realized price in the first half 2010. Commodity prices were significantly lower than our risk managed price in the first half of last year compared to the same period this year, which resulted in significantly higher realized commodity risk management gains of $99.9 million in 2009 compared to $30.3 million for the first six months of 2010.

Pricing and Commodity Risk Management

Pengrowth’s commodity price realizations are influenced by benchmark prices. As part of our risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations and to provide a measure of stability to cash flow.

SECOND QUARTER RESULTS

PENGROWTH

The change in the fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end.

The change in the forward price curve at the end of the second quarter of 2010 from the end of the first quarter of 2010 resulted in an unrealized commodity risk management loss of approximately $3.0 million. For the same period last year, the change in the forward price curve resulted in an unrealized risk management loss of $115.4 million.

For the six months ended June 30, 2010, the unrealized commodity risk management gain of $60.4 million reflects a decrease in the forward price curve from year end 2009, largely for natural gas prices. In contrast, through the six month period of 2009, an unrealized commodity risk management loss of $128.0 million was recorded as a result of an increase in the forward price curve mainly with respect to crude oil prices.

As of June 30, 2010, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl
WTI (1)	12,500	Jul 1, 2010 -Dec 31, 2010	$82.09 Cdn
WTI (1)	5,000	Jan 1, 2011 -Dec 31, 2011	$87.74 Cdn
(1) Associated Cdn $/U.S. $ foreign exchange rate has been fixed.
Natural Gas:
Reference Point	Volume (mmbtu/d)	Remaining Term	Price per mmbtu
AECO	97,151	Jul 1, 2010 - Dec 31, 2010	$6.10 Cdn
Chicago MI (1)	5,000	Jul 1, 2010 - Dec 31, 2010	$6.78 Cdn
AECO	45,021	Jan 1, 2011 - Dec 31, 2011	$5.60 Cdn
Chicago MI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$6.78 Cdn
(1) Associated Cdn $/U.S. $ foreign exchange rate has been fixed.
Power:
Reference Point	Volume (mwh)	Remaining Term	Price per mwh
AESO	20	Jul 1, 2010 - Dec 31, 2010	$47.66 Cdn
AESO	5	Jan 1, 2011 - Dec 31, 2011	$45.75 Cdn

Based on 2010 production estimates, the above contracts in 2010 represent approximately 34 percent of total liquids volumes at average realizations of $82.09 per bbl and 45 percent of natural gas volumes at $6.13 per mmbtu. The power contract represents approximately 20 percent of estimated 2010 consumption.

Each $1 per barrel change in future oil prices would result in approximately $4.1 million pre-tax change in the value of the crude contracts. Similarly, each $0.25 per mcf change in future natural gas prices would result in approximately $9.3 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at June 30, 2010, future revenue and cash flow would be $51.3 million higher than that otherwise achievable if the contracts were not in place based on the estimated fair value of the risk management asset at period end. The $51.3 million net asset is composed of a net asset of $44.7 million relating to contracts expiring within one year and an asset of $6.6 million relating to contracts expiring beyond one year. Pengrowth fixes the Canadian dollar exchange rate at the same time that it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per mwh change in future power prices would result in approximately $0.1 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.

SECOND QUARTER RESULTS

PENGROWTH

In accordance with policies approved by the Board of Directors, Pengrowth may hedge its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

Each natural gas hedge transaction shall not exceed 20,000 mmbtu per day. Each crude oil hedge transaction shall not exceed 2,500 bbls per day. Each power consumption hedge transaction shall not exceed 25 mwh.

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product to the overall sales revenue including the impact of realized commodity risk management activity.

($ millions) Sales Revenue	Three months ended						Six months ended
	June 30, 2010	% of total	Mar 31, 2010	% of total	June 30, 2009	% of total	June 30, 2010	% of total	June 30, 2009	% of total
Light crude oil	146.9	44	155.9	44	153.8	46	302.8	44	293.2	45
Natural gas	97.7	29	111.6	31	107.8	32	209.3	30	235.3	36
Natural gas liquids	55.6	16	47.6	13	33.4	10	103.2	15	64.9	10
Heavy oil	34.9	10	42.2	12	39.5	12	77.1	11	63.2	9
Brokered sales/sulphur	1.9	1	0.8	–	1.1	–	2.7	–	2.0	–
Total oil and gas sales	337.0		358.1		335.6		695.1		658.6

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the second quarter of 2010 compared to the second quarter of 2009.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Quarter ended June 30, 2009	153.8	107.8	33.4	39.5	1.1	335.6
Effect of change in product prices	16.2	6.5	22.0	0.6	–	45.3
Effect of change in sales volumes	(7.2)	(8.5)	0.2	(5.2)	–	(20.7)
Effect of change in realized commodity risk management activities	(15.9)	(7.9)	–	–	–	(23.8)
Other	–	(0.2)	–	–	0.8	0.6
Quarter ended June 30, 2010	146.9	97.7	55.6	34.9	1.9	337.0

(1)	Primarily sulphur sales

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first six months of 2010 compared to same period of 2009.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Period ended June 30, 2009	293.2	235.3	64.9	63.2	2.0	658.6
Effect of change in product prices	75.0	6.7	39.6	20.4	–	141.7
Effect of change in sales volumes	(11.4)	(16.8)	(1.4)	(6.5)	–	(36.1)
Effect of change in realized commodity risk management activities	(53.9)	(15.7)	–	–	–	(69.6)
Other	(0.1)	(0.2)	0.1	–	0.7	0.5
Period ended June 30, 2010	302.8	209.3	103.2	77.1	2.7	695.1

(1)	Primarily sulphur sales

SECOND QUARTER RESULTS

PENGROWTH

ROYALTY EXPENSE

	Three months ended			Six months ended
($ millions)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Royalty expense	58.6	77.9	47.0	136.5	86.9
$ per boe	8.53	11.45	6.29	9.98	5.91
Royalties as a percent of sales	17.4%	21.8%	14.0%	19.6%	13.2%
Royalties as a percent of sales excluding realized risk management contracts	18.7%	22.2%	16.3%	20.5%	15.6%

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue prior to commodity risk management activities. Gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales. The second quarter of 2010 includes favourable adjustments received from the Crown relating to annual gas cost allowance revisions of approximately $6.5 million and a royalty rate revision for wells drilled in Carson Creek that qualify under the Alberta New Well Royalty Reduction Program of approximately $6.9 million. The impact of the lower royalty rate on the new wells is not expected to cause a significant decrease to overall royalty expense through the remainder of the year. Higher liquid commodity prices are the main factor for the royalty rate increase in the second quarter and first half of 2010 compared to the same time periods of 2009 where commodity prices were lower and therefore benefitted from changes to the Alberta royalty regime that became effective January 1, 2009.

Royalty expense for 2010 is forecasted to be approximately 21 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

	Three months ended			Six months ended
($ millions)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Operating expenses (1)	86.2	91.9	89.1	178.1	197.1
$ per boe	12.55	13.50	11.90	13.02	13.40

(1)	Prior period restated to conform to presentation in the current period.

Operating expenses in the second quarter of 2010 were approximately six percent lower than the first quarter of 2010, seven percent lower on a per boe basis. Favourable prior period throughput equalizations, fee adjustments on partner operated properties and reduced subsurface maintenance costs more than offset significantly higher power costs. Second quarter 2010 operating costs compared to the second quarter of 2009 decreased three percent for the same reasons mentioned above, however on a boe basis costs increased five percent due to lower production volumes in the current period. Continued effort in expense reduction initiatives when coupled with the previously mentioned favourable prior period adjustments, resulted in lower operating expenses in the current quarter and on a year-over-year basis which more than offset increased power costs.

Operating costs are currently anticipated to be $385 million for the full year of 2010, down from the original forecast of $395 million. The resulting per boe operating costs are estimated to decrease to $14.05 per boe from the original forecast of $14.40 per boe. At this time, it is not expected that the additional properties from the Monterey acquisition will have an overall impact on total operating expenses in 2010.

PROCESSING AND OTHER INCOME

	Three months ended			Six months ended
($ millions)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Processing & other income (1)	3.2	7.2	5.3	10.4	10.6
$ per boe	0.47	1.06	0.70	0.76	0.72

(1)	Prior period restated to conform to presentation in the current period.

Processing and other income is primarily derived from sales of casinghead gas, fees charged for processing and gathering third party gas, road use, and oil and water processing. Income is lower in the second quarter of 2010 as a result of an unfavorable $1.8 million prior period processing income adjustment at Tangleflags and a decrease of $1.6 million in casinghead gas sales.

SECOND QUARTER RESULTS

PENGROWTH

This income primarily represents the partial recovery of operating expenses reported separately.

NET OPERATING EXPENSES

	Three months ended			Six months ended
($ millions)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Net operating expenses	83.0	84.7	83.8	167.7	186.5
$ per boe	12.08	12.44	11.20	12.26	12.68

Included in the table above are operating expenses net of processing and other income.

TRANSPORTATION COSTS

	Three months ended			Six months ended
($ millions)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Light oil transportation	2.0	1.4	1.1	3.4	1.9
$ per bbl	1.02	0.67	0.50	0.85	0.44
Natural gas transportation	2.7	1.9	1.9	4.6	3.7
$ per mcf	0.13	0.10	0.09	0.11	0.09

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs once the product enters a feeder or main pipeline. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 80 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.

The increase in light oil transportation comparing the second quarters and first half of 2010 and 2009 is mainly attributable to trucking of sales quality product from Carson Creek to the sales point rather than the normal means of through the pipeline. Natural gas transportation increased on a year-over-year basis as a result of volumes attracting a higher transportation rate.

AMORTIZATION OF INJECTANTS FOR MISCIBLE FLOODS

	Three months ended			Six months ended
($ millions)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Purchased and capitalized	1.7	5.2	4.1	6.9	6.7
Amortization	4.0	4.5	5.4	8.5	10.7

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The costs of injectants purchased are amortized over a 24 month period. As of June 30, 2010, the balance of unamortized injectant costs was $14.1 million.

The amount of injectants purchased and capitalized in the first quarter 2010 and second quarter 2009 were higher than the second quarter of 2010 due to timing and the requirements of this program. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.

OPERATING NETBACKS

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the income statement and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.

Pengrowth recorded an average operating netback of $27.16 per boe in the second quarter of 2010 compared to $27.58 per boe in the first quarter of 2010 and $26.28 per boe for the second quarter of 2009. The decrease in the netback in the second quarter of 2010 compared to the first quarter of 2010 is primarily due to lower combined commodity prices and processing income. For the second quarter and first six months of 2010 operating netbacks were higher than the second quarter and first six months of 2009 as a result of higher combined commodity prices.

SECOND QUARTER RESULTS

PENGROWTH

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Six months ended
Combined Netbacks ($ per boe)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Oil & gas sales	49.03	52.62	44.89	50.81	44.80
Processing and other income (1)	0.47	1.06	0.70	0.76	0.72
Royalties	(8.53)	(11.45)	(6.29)	(9.98)	(5.91)
Operating expenses (1)	(12.55)	(13.50)	(11.90)	(13.02)	(13.40)
Transportation costs	(0.68)	(0.48)	(0.40)	(0.58)	(0.38)
Amortization of injectants	(0.58)	(0.67)	(0.72)	(0.62)	(0.73)
Operating netback	27.16	27.58	26.28	27.37	25.10

	Three months ended			Six months ended
Light Crude Netbacks ($ per bbl)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Sales price (after commodity risk management)	73.84	77.35	73.26	75.61	69.68
Other production income	0.46	0.33	0.66	0.40	0.32
Oil & gas sales	74.30	77.68	73.92	76.01	70.00
Processing and other income	0.37	0.58	0.84	0.48	1.01
Royalties	(18.81)	(18.02)	(12.18)	(18.41)	(10.73)
Operating expenses (1)	(16.01)	(16.62)	(14.43)	(16.32)	(16.02)
Transportation costs	(1.02)	(0.67)	(0.50)	(0.85)	(0.44)
Amortization of injectants	(1.81)	(2.25)	(2.56)	(2.13)	(2.55)
Operating netback	37.02	40.70	45.09	38.78	41.27

	Three months ended			Six months ended
Heavy Oil Netbacks ($ per bbl)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Oil & gas sales	56.49	65.91	55.47	61.29	45.05
Processing and other income (2)	(2.78)	1.67	1.43	(0.52)	0.93
Royalties	(13.31)	(12.82)	(12.05)	(13.06)	(8.12)
Operating expenses (1)	(12.94)	(16.78)	(11.25)	(14.89)	(15.40)
Operating netback	27.46	37.98	33.60	32.82	22.46

	Three months ended			Six months ended
Natural Gas Netbacks ($ per mcf)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Sales price (after commodity risk management)	4.86	5.62	4.78	5.24	5.37
Other production income	0.05	0.01	(0.01)	0.03	0.02
Oil & gas sales	4.91	5.63	4.77	5.27	5.39
Processing and other income (1)	0.21	0.25	0.11	0.23	0.12
Royalties (3)	(0.07)	(0.87)	(0.11)	(0.47)	(0.27)
Operating expenses (1)	(1.84)	(1.85)	(1.72)	(1.85)	(1.95)
Transportation costs	(0.13)	(0.10)	(0.09)	(0.11)	(0.09)
Operating netback	3.08	3.06	2.96	3.07	3.20
	Three months ended			Six months ended
NGLs Netbacks ($ per bbl)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Oil & gas sales	60.70	56.57	36.68	58.72	36.16
Royalties	(12.57)	(19.15)	(11.40)	(15.72)	(10.27)
Operating expenses (1)	(10.17)	(12.94)	(10.74)	(11.49)	(12.54)
Operating netback	37.96	24.48	14.54	31.51	13.35

(1)	Prior period restated to conform to presentation in the current period.

SECOND QUARTER RESULTS

PENGROWTH

(2)	Second quarter 2010 and year to date 2010, heavy oil processing and other income includes a prior period adjustment for processing income at Tangleflags.

(3)	Gas royalties decreased in the current quarter due to revisions by the crown for gas cost allowance and Carson Creek new wells attracting a lower royalty rate under the New Well Royalty Reduction Program.

INTEREST AND FINANCING CHARGES

	Three months ended			Six months ended
($ millions)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Interest and Financing charges	15.7	18.1	20.6	33.8	42.6

At June 30, 2010, Pengrowth had $1,050.1 million of debt outstanding. Of this, all is fixed at a weighted average interest rate of 6.2 percent. During the second quarter of 2010, minimal debt was utilized with a floating rate of approximately one percent. At the end of the quarter, no floating rate debt existed.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Six months ended
($ millions)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Cash G&A expense	12.0	11.6	14.0	23.6	28.2
$ per boe	1.74	1.70	1.87	1.73	1.92
Non-cash G&A expense	2.6	2.6	3.0	5.2	6.2
$ per boe	0.39	0.39	0.40	0.38	0.42
Total G&A	14.6	14.2	17.0	28.8	34.4
$ per boe	2.13	2.09	2.27	2.11	2.34

The cash component of general and administrative (G&A) expenses increased $0.4 million in the second quarter of 2010 compared to the first quarter of 2010 mainly due to timing of charges related to IT licensing fees. Cash G&A decreased $2.0 million and $4.6 million, respectively, comparing the second quarter and first half of 2010 to the same periods of 2009. This decrease is attributable to the absence of costs associated with investment conferences and legal fees related to business development activities that were incurred in the first two quarters of 2009 and not repeated in the same periods of 2010.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Programs (LTIP) including trust unit rights and deferred entitlement units (DEU). These compensation programs are expensed over the applicable vesting period of two or three years. The decrease comparing the first six months of 2010 to the first six months of 2009 is primarily due to a change in the estimated performance multiplier on the DEU grant.

Pengrowth has initiated a new long term incentive program, which will be implemented upon conversion to a dividend paying corporation. Prior to the conversion, Pengrowth will continue to utilize the existing DEU plan, however, no further grants under the Trust Unit Rights Incentive Plan are anticipated.

The G&A expenses are expected to be flat or slightly lower for the full year of 2010 compared to 2009. On a per boe basis, G&A expenses are anticipated to be $2.23 per boe for the full year 2010. This estimate includes costs expected to be incurred in 2010 associated with Pengrowth’s anticipated conversion from a trust to a dividend paying corporation on or before January 1, 2011.

The management agreement expired on June 30, 2009. No further fees to the Manager (“Pengrowth Management Limited”) have been recorded subsequent to the second quarter of 2009.

OTHER (INCOME) EXPENSES

Included in other income and expenses for the second quarter of 2010 is a $16.7 million gain composed of a $5.4 million gain realized on purchasing drilling credits from a third party, and a $11.3 million gain resulting from a property disposition where the proceeds received consisted of $17.0 million of drilling credits.

TAXES

In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the board, funds can be withheld to fund future capital expenditures, repay debt or used for other corporate purposes. If withholdings increased sufficiently or the Corporation’s tax pool balances were reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.

SECOND QUARTER RESULTS

PENGROWTH

Bill C-52 Budget Implementation Act 2007

Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate (the “SIFT tax”). These distributions will be treated as dividends to the trust unitholders.

Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). As of June 30, 2010 Pengrowth may issue an additional $3.8 billion of equity in total for 2010, prior to the Monterey acquisition, under the safe harbour provisions. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.

Based on existing tax legislation, the SIFT tax rate in 2011 is expected to be 26.5 percent and 25 percent in 2012 and subsequent years. The payment of this tax would reduce the amount of cash available for distribution to unitholders should Pengrowth remain a trust.

Pengrowth can continue to have the benefit of its tax structure through December 31, 2010. Pengrowth currently anticipates converting to a dividend paying corporation on or before January 1, 2011. Pengrowth has available tax pool balances of approximately $2.7 billion at June 30, 2010, which will be used to reduce any corporate cash taxes otherwise payable.

Future Income Taxes

Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the quarter-ended June 30, 2010, Pengrowth recorded a future tax reduction of $7.6 million. The future income tax reduction includes approximately $17.3 million related to the taxable income at the trust level where both the income tax and future tax liabilities are currently the responsibility of the unitholders, offset by temporary differences relating to unrealized risk management gains. See Note 6 to the financial statements for additional information.

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended			Six months ended
$ millions	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Unrealized foreign exchange (loss) gain on translation of U.S. dollar denominated debt	(42.9)	30.4	85.0	(12.4)	47.6
Unrealized foreign exchange (loss) gain on translation of U.K. pound sterling denominated debt	(2.5)	7.9	(5.2)	5.4	(6.9)
	(45.4)	38.3	79.8	(7.0)	40.7
Unrealized gain (loss) on foreign exchange risk management contracts on U.K. pound sterling denominated debt	3.2	(6.6)	9.5	(3.4)	9.9
Total Unrealized foreign exchange (loss) gain	(42.2)	31.7	89.3	(10.4)	50.6
Realized foreign exchange (loss) gain	(2.5)	–	(1.2)	(2.5)	(0.4)

The total unrealized foreign exchange loss in the second quarter was $42.2 million compared to an unrealized foreign exchange gain of $31.7 million and $89.3 million in the first quarter 2010 and second quarter 2009, respectively. The primary source of Pengrowth’s unrealized foreign exchange gains and losses is attributed to the translation of the company’s foreign denominated term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated debt from one quarter end to another. The unrealized foreign exchange loss this quarter was as a result of a decrease in the closing exchange rate of the Canadian dollar to U.S. dollar and U.K. pound sterling from March 31, 2010.

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

SECOND QUARTER RESULTS

PENGROWTH

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Six months ended
($ millions)	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Depletion and depreciation	134.4	133.8	152.7	268.2	299.9
$ per boe	19.56	19.66	20.42	19.61	20.40
Accretion	5.8	5.6	6.8	11.4	13.6
$ per boe	0.83	0.82	0.92	0.83	0.92

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on total proved reserves. The reduced capital program in 2009 which contributed to a declining cost base and lower production volumes were the main reasons for the decrease in depletion expense period over period.

Pengrowth’s Asset Retirement Obligations (ARO) liability is increased for the passage of time (unwinding of the discount) through a charge to earnings that is referred to as accretion. Accretion is charged to net income over the lifetime of the producing oil and gas assets. Accretion expense decreased comparing the second quarter of 2010 with the second quarter of 2009 primarily as a result of a revision that occurred at the end of the fourth quarter 2009 which reduced the ARO liability.

ASSET RETIREMENT OBLIGATIONS

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $292 million as at June 30, 2010 (December 31, 2009 – $289 million), based on a total escalated future liability of $2.0 billion (December 31, 2009 – $2.0 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2039 and 2056. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through June 30, 2010, Pengrowth spent $8.4 million on abandonment and reclamation (June 30, 2009 – $7.2 million). Pengrowth expects to spend approximately $20 million in 2010 on reclamation and abandonment, excluding contributions to remediation trust funds.

WORKING CAPITAL

The working capital deficiency, including the current portion of long term debt, decreased at June 30, 2010 by $203.9 million compared to June 30, 2009. The change in working capital is primarily attributable to increases in the current portion of the fair value of risk management contract asset and the repayment of the $150 million U.S. term notes on April 23, 2010. The repayment of the U.S. term notes were financed with the issuance of new U.S. dollar term notes in May 2010.

SECOND QUARTER RESULTS

PENGROWTH

Financial Resources and Liquidity

($ thousands) : As at	June 30, 2010	Dec 31, 2009	June 30, 2009
Term credit facilities	$–	$60,000	$450,000
Senior unsecured notes (1)	1,050,142	847,599	938,158
Current portion of long term debt	–	157,546	174,138
Convertible debentures	–	74,828	74,871
Total outstanding debt	1,050,142	1,139,973	1,637,167
Working capital (excess) deficiency excluding current portion of long term debt	(12,648)	59,461	17,085
Total debt including convertible debentures	$1,037,494	$1,199,434	$1,654,252
Total debt excluding convertible debentures	$1,037,494	$1,124,606	$1,579,381

Twelve months trailing:	June 30, 2010	Dec 31, 2009	June 30, 2009
Net income	$231,501	$84,853	$527,123
Add:
Interest and financing charges	$71,462	$80,274	$84,260
Future tax reduction	$(91,418)	$(142,945)	$63,229
Depletion, depreciation, amortization and accretion	$585,118	$619,032	$636,953
Other non-cash (income) expenses	$(85,134)	$44,482	$(506,391)
EBITDA	$711,530	$685,696	$805,174
Total debt including convertible debentures to EBITDA	1.5	1.7	2.1
Total debt excluding convertible debentures to EBITDA	1.5	1.6	2.0
Total Capitalization including convertible debentures (2) (3)	$3,842,220	$3,935,174	$4,124,668
Total Capitalization excluding convertible debentures(2) (3)	$3,842,220	$3,860,346	$4,049,797
Total debt including convertible debentures as a percentage of total capitalization (2)	27.0%	30.5%	40.1%
Total debt excluding convertible debentures as a percentage of total capitalization (2)	27.0%	29.1%	39.0%

(1)	Non-current portion of long term debt.

(2)	Prior period restated to conform to presentation in the current period.

(3)	Total capitalization includes total debt plus Unitholders Equity.

(Total debt excludes working capital deficit (excess) but includes current portion of long term debt.)

Pengrowth successfully reduced its outstanding indebtedness by $587.0 million over the past 12 months. The reduction was achieved through a combination of a $285.0 million equity issue, reductions in distributions and operating costs and the impact of the strong Canadian dollar. Through the first half of 2010 outstanding debt decreased by $89.8 million and although the Canadian dollar continued to contribute to this reduction, Pengrowth’s strategy of living within cash flow also played a significant role.

Term Credit Facilities

At June 30, 2010 Pengrowth had a $1.2 billion revolving credit facility which was reduced by $23 million in outstanding letters of credit. This credit facility is provided by a syndicate of seven Canadian and four foreign banks and expires on June 15, 2011. Pengrowth also maintains a $50 million demand operating facility with one Canadian bank from which $5.4 million of outstanding letters of credit is drawn. Together these two facilities provided Pengrowth with $1.2 billion of readily available credit at June 30, 2010.

Senior Unsecured Notes

On April 23, 2010, US$150 million in senior unsecured notes matured resulting in the realization of a $66 million foreign exchange gain previously recognized. The maturity was temporarily funded with borrowings from the revolving credit facility until Pengrowth closed a new issue of US$187 million senior unsecured notes on May 11, 2010. The new notes were issued in two tranches of US$71.5 million due May 2015 and US$115.5 million at due May 2020 bearing interest at 4.67 and 5.98 percent respectively.

Convertible Debentures

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures.

SECOND QUARTER RESULTS

PENGROWTH

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding 12 months, and at June 30, 2010. All loan agreements are filed on SEDAR (www.sedar.com) as “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt must be less than 50 percent of total book capitalization;

4.	EBITDA must not be less than four times interest expense.

There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or distributions. Details of these measures are included in Note 19 to the December 31, 2009, audited consolidated financial statements.

Dividend Reinvestment Plan

Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. For the period ended June 30, 2010, 0.9 million trust units were issued for cash proceeds of $9.0 million under the DRIP compared to 1.8 million trust units for cash proceeds of $15.1 million at June 30, 2009. DRIP proceeds are used to fund long-term projects to proof of concept.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the audited consolidated financial statements for the year ended December 31, 2009, for a description of the accounting policies for financial instruments. Please see Note 14 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

SECOND QUARTER RESULTS

PENGROWTH

CASH FLOW AND DISTRIBUTIONS

The following table provides cash flow from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flow from operating activities:

($ thousands, except per trust unit amounts and ratios)	Three months ended			Six months ended
	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Cash flow from operating activities	161,550	146,736	144,116	308,286	238,502
Net (loss) income	(6,128)	108,816	10,272	102,688	(43,960)
Distributions declared	61,175	61,037	77,526	122,212	154,738
Distributions declared per trust unit	0.21	0.21	0.30	0.42	0.60
Excess of cash flow from operating activities over distributions declared	100,375	85,699	66,590	186,074	83,764
Per trust unit	0.34	0.30	0.26	0.64	0.33
Surplus (Shortfall) of net (loss) income over distributions declared	(67,303)	47,779	(67,254)	(19,524)	(198,698)
Per trust unit	(0.23)	0.16	(0.26)	(0.07)	(0.77)
Ratio of distributions declared over cash flow from operating activities	38%	42%	54%	40%	65%

Distributions typically exceed net income as a result of non-cash expenses which may include unrealized losses on commodity risk; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would expect distributions plus capital expenditures to not exceed cash flow from operating activities. In the event distributions plus capital expenditures exceed cash flow from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per unit basis.

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flow from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flow from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flow from operating activities.

Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference has historically not been sufficient to fund the capital spending required to fully replace production. To fully replace production we would require additional capital which would be funded by additional amounts withheld from distributions, equity or a combination of equity and debt. Accordingly, Pengrowth believes our distributions include a return of capital. Forecasted capital spending in 2010 of $350 million, before drilling credits, will not be sufficient to fully replace the oil and gas reserves Pengrowth expects to produce during the year. If the produced reserves are not replaced in the future by successful capital programs or acquisitions, future distributions could be impacted. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to repay debt, fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.

Cash flow from operating activities is derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 14 to the financial statements.

The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. To maintain its financial flexibility, Pengrowth reduced its monthly distributions in October 2009 to $0.07 per trust unit. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the amount of distribution may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.

SECOND QUARTER RESULTS

PENGROWTH

Cash distributions are generally paid to unitholders on or about the 15th day of the month. Pengrowth both paid and declared $0.21 per trust unit as cash distributions in each of the first and second quarters of 2010.

TAXABILITY OF DISTRIBUTIONS

In 2010, 100 percent of Pengrowth’s 2010 distributions are anticipated to be taxable to Canadian residents.

Pengrowth amended its U.S. tax entity election to be classified as a corporation for U.S. federal income tax purposes effective July 1, 2009. Distributions paid to U.S. residents are treated as dividends. Distributions to U.S. residents are currently subject to a 15 percent Canadian withholding tax. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2010, 2009 and 2008.

2010	Q1	Q2
Oil and gas sales ($000’s)	358,131	336,957
Net income/(loss) ($000’s)	108,816	(6,128)
Net income/(loss) per trust unit ($)	0.37	(0.02)
Net income/(loss) per trust unit – diluted ($)	0.37	(0.02)
Cash flow from operating activities ($000’s)	146,736	161,550
Distributions declared ($000’s)	61,037	61,175
Distributions declared per trust unit ($)	0.21	0.21
Daily production (boe)	75,627	75,517
Total production (mboe)	6,806	6,872
Average realized price ($ per boe)	52.49	48.75
Operating netback ($ per boe)	27.58	27.16

2009	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	322,973	335,634	325,264	359,296
Net income/(loss) ($000’s)	(54,232)	10,272	78,290	50,523
Net income/(loss) per trust unit ($)	(0.21)	0.04	0.30	0.18
Net income/(loss) per trust unit – diluted ($)	(0.21)	0.04	0.30	0.18
Cash flow from operating activities ($000’s)	94,386	144,116	162,915	149,933
Distributions declared ($000’s)	77,212	77,526	72,235	60,880
Distributions declared per trust unit ($)	0.30	0.30	0.27	0.21
Daily production (boe)	80,284	82,171	78,135	77,529
Total production (mboe)	7,226	7,478	7,188	7,133
Average realized price ($ per boe)	44.57	44.74	45.22	50.35
Operating netback ($ per boe)	23.87	26.28	24.72	26.63

2008	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	457,606	550,623	518,662	392,158
Net income/(loss) ($000’s)	(56,583)	(118,650)	422,395	148,688
Net income/(loss) per trust unit ($)	(0.23)	(0.48)	1.69	0.58
Net income/(loss) per trust unit – diluted ($)	(0.23)	(0.48)	1.69	0.58
Cash flow from operating activities ($000’s)	216,238	267,874	273,597	154,807
Distributions declared ($000’s)	167,234	168,159	170,959	144,663
Distributions declared per trust unit ($)	0.675	0.675	0.675	0.565
Daily production (boe)	82,711	80,895	80,981	83,373
Total production (mboe)	7,527	7,361	7,450	7,670
Average realized price ($ per boe)	60.30	73.21	67.71	50.34
Operating netback ($ per boe)	33.62	42.15	37.48	26.23

SECOND QUARTER RESULTS

PENGROWTH

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to plant turnarounds and unscheduled maintenance in the second and third quarters of both 2009 and 2008 partly offset by a property acquisition in the fourth quarter of 2008. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) in 2010, 2009 and 2008 has been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however it does reflect the impact of changes in operating and general and administrative costs.

BUSINESS RISKS

The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s unit price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

•	Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees, including implementation of the SIFT Legislation, could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Pengrowth could lose its grandfathered status under the SIFT Legislation and become subject to the SIFT tax prior to January 1, 2011 if it exceeds the normal growth guidelines.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.

•

Changes to accounting policies, including the implementation of IFRS may result in significant adjustments to equity and/or net income which could increase the risk of failing a financial covenant contained within Pengrowth’s lending agreements.

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

SECOND QUARTER RESULTS

PENGROWTH

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s distributions to unitholders and the market price of the trust units.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

Risks associated with Corporate Structure and Strategy

•	Pengrowth’s plan to convert to a dividend paying corporation on or before January 1, 2011, is dependent on achieving approval from unitholders.

•

The value creation strategy announced in 2009, including increasing levels of capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for distribution to unitholders. In such an event, the market value of the trust units may be adversely effected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.

•

Canadian/U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.

SUBSEQUENT EVENT

On July 12, 2010, Pengrowth agreed to acquire all of the issued and outstanding common shares of Monterey, not currently owned by Pengrowth, by exchanging 0.8298 Pengrowth trust units or exchangeable shares for each Monterey share outstanding. The transaction is valued at approximately $366 million, as of the date of announcement, for the portion of Monterey being acquired. Pengrowth anticipates issuing approximately 34 million trust units or exchangeable shares for this transaction. The transaction is expected to close in mid-September 2010 subject to Monterey securityholder and regulatory approvals.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), in full and without modification, in place of Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Pengrowth for the year ended December 31, 2010, including the opening IFRS balance sheet as of January 1, 2010.

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Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and includes information technology, treasury and operations personnel as required. Pengrowth has also engaged an external expert advisory firm. Regular IFRS project reporting is provided to senior management and to the Audit Committee of the Board of Directors.

IFRS Project Plan

Pengrowth’s project consists of four phases: diagnostic; design and planning; solution development; and implementation.

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Diagnostic – This phase involves performing a high-level review of the major differences between Canadian GAAP and IFRS and to identify information technology and business processes that may be impacted by the transition to IFRS.

Status – The diagnostic analysis was completed in mid-2008.

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Design and planning – The results of the diagnostic were ranked according to complexity, time to complete and potential impact on the financial position and results of operations. A detailed plan was developed in order to address the issues identified and ranked in the diagnostic phase. The planning is updated and progress is reported to the Audit Committee on a regular basis.

Status – Pengrowth completed the initial design and planning in mid-2009. The planning is updated and progress is reported to the Audit Committee of the board of Directors on a regular basis.

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Solution development – In this phase, items identified in the diagnostic phase are addressed according to the priority assigned. This phase involves detailed analysis of the applicable IFRS standard in relation to current practice and development of alternative policy choices. In addition, certain potential differences are further investigated to assess whether there may be broader impact to Pengrowth’s debt agreements, compensation arrangements or management reporting systems. The conclusion of the solution development phase will require the Audit Committee of the Board of Directors to review and approve significant accounting policy choices as recommended by the IFRS Steering Committee.

Status – Solution development began in late 2008 for classification of exploration and evaluation expenditures, depletion, cash generating units and impairment of capital assets, share based payments, business combinations, financial instruments, trust unit-holders equity and initial adoption of IFRS. Pengrowth is currently engaged in the analysis and interpretation of provisions (including ARO), income taxes and risk sharing arrangements (farm-outs, asset swaps, etc).

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Implementation – Involves implementing all of the changes approved in the solution development phase and may include changes to accounting policies, information systems, business processes, modification to agreements and training of staff impacted by the conversion.

Status – Implementation for information technology changes began in 2009. Training for the IFRS Steering Committee members commenced in 2008. Internal education of the Audit Committee and key financial and accounting personnel began in the fourth quarter of 2009. Detailed implementation meetings involving internal personnel directly affected by IFRS also began in the fourth quarter of 2009. Continued training and implementation meetings are expected throughout 2010. We are currently in the implementation phase, including making systems and procedural changes necessary to produce 2010 IFRS comparative financial statements during 2010. The implementation phase is expected to conclude upon issuance of 2011 audited annual financial statements.

Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements. In addition, due to anticipated changes to IFRS prior to Pengrowth’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A.

First-Time Adoption of IFRS

IFRS 1, “First-Adoption of International Financial Accounting Standards” (“IFRS 1”), sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general purpose financial statements. In addition, IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement of full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Pengrowth. The most significant of these exemptions and exceptions are currently expected to be as follows:

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Business Combinations – IFRS 1 would allow Pengrowth to adopt the IFRS policies for business combinations on a prospective basis rather than retrospectively restating all prior business combinations. The IFRS policies for business combinations are converged with the new CICA Handbook section 1582 that are effective for business combinations completed on or after January 1, 2011; however, early adoption under Canadian GAAP is permitted. Early adoption would eliminate the majority of differences between Canadian GAAP, U. S. GAAP and IFRS recognition of business combinations completed prior to December 31, 2010. Pengrowth has not yet determined if these new standards will be adopted early to account for the anticipated acquisition of Monterey Exploration Ltd.

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Property, Plant and Equipment (“PP&E”) – IFRS 1 provides the option to value PP&E at deemed cost rather that retrospective restatement upon the adoption of IFRS. Currently, Pengrowth accumulates all oil and gas assets into one cost center. Under

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IFRS, Pengrowth’s oil and gas assets must be divided into smaller cost centers. Pengrowth may choose to allocate the net book value of the full cost oil and gas assets as the deemed cost of the new cost centers on the basis of Pengrowth`s reserve volumes or reserve values at the adoption date. Alternatively, Pengrowth could elect to record PP&E at fair value on the date of transition. Under either alternative, historical cost accounting would continue under IFRS.

Pengrowth has determined that allocation of the full cost oil and gas assets as deemed cost of the new cost centers on the basis of reserve volumes is not appropriate due to the differences in the relative values of different oil and gas products not captured by volume based allocations. Allocation of the full cost oil and gas assets to the new cost centers on the basis of reserve values is not expected to have any impact on the consolidated value of property, plant and equipment.

No determination had been made if Pengrowth will recognize the fair value of oil and gas assets as deemed cost under IFRS or whether reserve values will be used to allocate the net book value of the full cost oil and gas assets to the new cost centers.

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Financial Instruments – IFRS 1 allows for a one-time re-designation of existing financial instruments upon adoption of IFRS, where a choice in the designation is permitted upon initial recognition. Pengrowth anticipates that certain financial instruments included in Other Assets may be re-designated as follows under IFRS: the investment in the Judy Creek remediation trust fund may be re-designated from held-to-maturity to held-for-trading, the investment in Private Company may be re-designated from available-for-sale to held-for-trading. Financial instruments held-for-trading are required to be carried at fair value and the change in fair value recorded in income in the period. The expected change in the recognized value of the Judy Creek remediation fund is not expected to be material. The expected increase in the recognized value of the private corporation investment is $7 million, to $12 million, based on the value of recent placements by the private corporation.

IFRS differences

Pengrowth is currently in the process of reviewing the potential adjustments to the January 1, 2010 opening IFRS balance sheet. The significant accounting policies that have been identified and the key differences that may impact the financial statements as follows:

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Reclassification of Exploration and Evaluations (“E&E”) expenditures – Upon transition to IFRS, Pengrowth will reclassify E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet. This will be comprised of the book value of Pengrowth’s unproven properties of approximately $68 million that was excluded from Depletion at December 31, 2009 (see note 6 to the audited annual financial statements). E&E assets will not be depleted but must be assessed for impairment when there are indicators for possible impairment, such as allowing the mineral rights lease to expire or a decision to no longer pursue exploration and evaluation of a specific E&E asset.

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Impairment of PP&E assets – Impairment of PP&E is currently assessed at a consolidated level. Under IFRS, impairment of PP&E must be assessed at a more detailed level. Impairment calculations will be performed at the Cash Generating Unit level, using the greater of fair value less costs to sell or the value in use. This may result in more frequent impairments of assets under IFRS. In addition, assets are required to be assessed for impairment upon transition to IFRS. We do not currently expect to record any impairment of oil and gas assets on transition to IFRS.

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Calculation of Depletion Expense – Pengrowth currently calculates depletion of oil and gas assets on a consolidated basis based on total production and total proved reserves. Under IFRS, depletion will be calculated at a more detailed level and at least at the level of cash generating units. In addition, under IFRS Pengrowth may use either total proven reserves or total proven plus probable reserves for the depletion calculation. The use of total proven plus probable reserve base for calculating depletion would be expected to result in a decrease to the consolidated depletion expense. Pengrowth has not yet determined which reserve base to utilize for calculating depletion.

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Trust Unit-Holders Equity – It is uncertain if Pengrowth’s trust units would qualify for classification as equity under IFRS due to specific features of the trust indenture, including the redemption provisions. If unable to qualify for classification as equity, Pengrowth trust units would be classified as liabilities on the balance sheet. The significance of this issue is minimized as Pengrowth has announced its intention to convert to a dividend paying corporation on or before January 1, 2011.

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Provisions – In January 2010, the International Accounting Standards Board (“IASB”) released a re-exposure draft for certain aspects of the standards for provisions. A final new standard for ARO and other provisions is expected to be released in the second half of 2010. Under current IFRS standards, the net present value of the Asset Retirement Obligations (“ARO”) as reported balance sheet may be calculated differently despite the estimated future expenditures being unchanged. It is unclear if the discount rate used would be based on a credit adjusted rate, as it currently is, or based on a risk free rate, thus the ARO discount rate may range between four percent and eight percent. A one percent change in the ARO discount rate may change the ARO liability recorded on the balance sheet by up to $90 million, while the expected future cash flow to settle the ARO would remain unchanged. In addition, if Pengrowth allocated Canadian GAAP net book value to the IFRS cost centers, any revision to ARO would be recorded directly in equity, adversely affecting certain debt covenant ratios. Based on current circumstances, we do not expect to be approaching default on any debt covenants because of this potential adjustment to equity.

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In addition, the contract liabilities are expected to be classified as provisions under IFRS. No change in the balance of the contract liabilities is expected.

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Income Tax – In November 2009 the IASB withdrew an exposure draft on Income Taxes. Current IFRS income tax requirements are fundamentally consistent with current practice. Any changes to Income Tax reporting are expected to be predominantly caused by changes in the book value of assets and changes in tax rates applied, not due to the change in Income Tax accounting methodology. Revisions to Income Tax accounting standards are expected to be re-exposed by the IASB in the second half of 2010.

IFRS requires that all future taxes be disclosed as non-current assets or liabilities and designated as deferred taxes.

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Risk Sharing Arrangements and Dispositions – Risk sharing arrangements where Pengrowth cedes a portion of its working interest to a partner are generally considered disposals of property, plant and equipment under IFRS. Canadian full cost accounting guidelines requires that no gain or loss be recorded on these or other dispositions where the change in consolidated depletion is less than 20 percent. No such guidance exists under IFRS. As a result, it is expected that Pengrowth will record gains or losses on these transactions under IFRS. The significance of these gains or losses will be dependant on the details of specific transactions and cannot be reasonably quantified. The first transaction identified, the previously disclosed GORR sale in Q1 2010, is expected to result in a gain of approximately $8 million as compared to no gain under current GAAP, assuming Pengrowth used reserve values to allocate to the new cost centres.

In addition to the accounting policy differences, Pengrowth’s transition to IFRS will impact the internal controls over financial reporting, the disclosure controls and procedures and IT systems as follows:

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Internal controls over financial reporting – As the review of Pengrowth’s accounting policies is completed, an assessment will be made to determine changes required for internal controls over financial reporting. For example, additional controls will be implemented for the IFRS 1 changes and preparation of comparative information. This will be an ongoing process in 2010 to ensure that changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

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Disclosure controls and procedures – Throughout the transition process, Pengrowth will be assessing stakeholders’ information requirements and will ensure that adequate and timely information is provided so that stakeholders are kept apprised.

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IT Systems – Pengrowth has completed most of the system modifications required for IFRS reporting. Pengrowth’s IT systems did not require significant modifications in order to track PP&E and E&E at a more detailed level within the financial reporting systems. Pengrowth’s IFRS staff continue to work with Information Technology and operational staff to ensure all costs are captured and recorded in a manner consistent with IFRS depletion, impairment cost center groupings and accounting for asset retirement obligations. This is expected to involve changes to procedures and systems outside the accounting and finance department. These changes are not considered to be significant. We are also currently implementing solutions to allow Pengrowth to account for certain transactions and prepare Canadian GAAP and IFRS financial statements in 2010. Additional systems modifications may be required.

Pengrowth continues to make progress on its IFRS convergence plan and management believes that Pengrowth will be in a position to prepare IFRS financial statements in the first quarter of 2011. Pengrowth has not made any final determination as to what options it may select upon conversion to IFRS, with the exception of the aforementioned decision not to allocate full cost oil and gas assets as deemed cost on the basis of reserve volumes. Changes in financial reporting under some options may be significantly different. The final decisions are subject to the approval of Pengrowth’s Audit Committee and Board of Directors and the concurrence of Pengrowth’s auditors. Pengrowth continues to monitor the IFRS adoption efforts of many of its peers and participates in related processes, as appropriate. Pengrowth is currently involved in an IFRS working group composed of intermediate to large oil and gas producers and an IFRS and Financial Reporting group consisting of a peer group of income trusts. In addition, Pengrowth’s IFRS Project Coordinator also serves as Chair of the Canadian Association of Petroleum Producer’s IFRS Committee, a role held since March 2009.

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the end of the interim period ended June 30, 2010, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before June 30, 2010, and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended June 30, 2010, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

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